February 23, 2021

VIA EDGAR

Kevin Dougherty

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kevin Dougherty
Office of Energy & Transportation

Re:	Flame Acquisition Corp.
Registration Statement on Form S-1
Filed February 5, 2021, as amended
File No. 333-252805

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Flame Acquisition Corp.  (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 24, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 275 copies of the preliminary prospectus dated February 22, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Christopher Weekes
Name: Christopher Weekes
Title: Managing Director

INTREPID PARTNERS, LLC

By:	/s/ Timothy Carlson
Name: Timothy Carlson
Title: Managing Director

[Signature Page to Underwriter's Acceleration Request Letter]